QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No.            )

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)

Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INVESTOR GROWTH CAPITAL LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	PLACE OF ORGANIZATION: Guernsey

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 1,611,841
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 1,611,841

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,841

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%

14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 4531X 105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INVESTOR AB

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	PLACE OF ORGANIZATION: Sweden

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,302,630*
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,302,630*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,630*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.00%

14.	TYPE OF REPORTING PERSON
OO

*
Includes contributed shares previously held individually by other persons listed in Item 2(a) herein.

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. Security and Issuer.

        (a)  The class of equity securities to which this statement relates is common stock, par value $0.001 per share ("Common Stock"), issuable by ISTA Pharmaceuticals, Inc. (the "Issuer" or "ISTA") upon the conversion of senior secured convertible promissory notes and upon the exercise of warrants.

        (b)  The principal executive offices of the Issuer are located at 15279 Alton Parkway 100, Irvine, California 92618.

Item 2. Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

  i)
  Investor Growth Capital Limited ("Investor Growth"); and

  ii)
  Investor AB ("Investor AB").

        This Statement relates to the senior secured convertible promissory notes and warrants held by Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund").

The Reporting Persons

        Investor Growth is a Guernsey company, with its principal place of business at National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. Investor Growth is a wholly owned subsidiary of a Dutch company, which is a wholly owned subsidiary of a Swedish company, which is a wholly owned subsidiary of Investor AB. The principal business of Investor Growth is investment in securities. Current information concerning the identity and background of the directors and officers of Investor Growth is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

        Investor AB, is a publicly held Swedish company, with its principal place of business at Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. Its principal business is as a diversified industrial holdings company. Current information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

        During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to the Note and Warrant Purchase Agreement ("Note and Warrant Agreement") among ISTA, Investor Growth and the Fund and various other investors dated as of September 19, 2002, Investor Growth and the Fund purchased an aggregate amount of $700,000 of ISTA Senior Secured Convertible Promissory Notes (the "Notes") and received warrants to purchase 460,526 shares of Common Stock at an exercise price of $0.38 (the "Bridge Warrants") for a total consideration of $700,000. The funds used by Investor Growth and the Fund to acquire the Notes and Bridge Warrants were obtained from each entity's capital available for investment.

        References to and descriptions of the Note and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior

Secured Convertible Promissory Note issued under the Note and Warrant Agreement and the Form of Warrant issued under the Note and Warrant Purchase Agreement included as Exhibits A, B and C, respectively, to this Schedule 13D, and which are incorporated in their entirety in this Item 3.

Item 4. Purpose of Transaction.

        Investor Growth and the Fund purchased the Notes and Bridge Warrants for investment purposes and, through representation on the Issuer's board of directors at the closing of the PIPES Agreement (as defined below), to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and their investment and either ensuring the repayment of the Notes or making it attractive to convert the Notes into Common Stock. Investor Growth and the Fund retain the right to change their investment intent.

        The Notes yield 8% interest, mature on December 31, 2002 and are convertible into Common Stock at an initial conversion price of $0.38 per share. If the Notes remain outstanding until the maturity date and ISTA stockholder approval for the conversion of the Notes is obtained by the maturity date, the Notes will be convertible into 1,842,104 shares of Common Stock.

        Under certain circumstances the Notes and Bridge Warrants will be convertible into fewer shares of Common Stock. Prior to the earlier of November 18, 2002 and ISTA shareholder approval for the issuance of the Notes and Bridge Warrants, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will not be convertible into more than 19.9% of the Common Stock outstanding. If ISTA does not obtain stockholder approval for the issuance of the Notes and Bridge Warrants by November 18, 2002, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will be convertible into the maximum number of shares of Common Stock obtained or obtainable without violating the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies.

        Pursuant to the PIPES Agreement (defined below), ISTA has agreed to cause a registration statement covering the shares issuable upon conversion of the Notes and upon the exercise of the Bridge Warrants to be filed with the SEC no later than the earlier of 15 days after the termination of the PIPES Agreement according to its terms and 120 days following the closing of the PIPES Agreement.

        The Reporting Persons' plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D are described below.

        In connection with the Note and Warrant Agreement, ISTA, Investor Growth and the Fund and various other investors entered into the Common Stock Purchase Agreement dated as of September 19, 2002 ("PIPES Agreement"). Pursuant to the PIPES Agreement, Investor Growth and the Fund have agreed to purchase 32,368,420 shares of Common Stock at a price of $0.38 per share for a total consideration of $12,300,000. Under the terms of the PIPES Agreement, Investor Growth and the Fund will also receive warrants to purchase an aggregate amount of 4,855,263 shares of Common Stock at an exercise price of $0.38 (the "PIPES Warrants"). The closing of the PIPES Agreement is conditioned upon, among other things, ISTA stockholder approval.

        ISTA has agreed to cause a registration statement covering the shares issued pursuant to the PIPES Agreement and issuable upon the exercise of the PIPES Warrants to be filed no later than 120 days following the closing of the PIPES Agreement.

        Pursuant to the PIPES Agreement, ISTA has also agreed to use its best efforts, at the closing of the PIPES Agreement, to cause one (1) person (the "IGC Designee") designated by Investor Growth to be appointed a member of the board of directors of ISTA, to serve as a Class I director, and to cause the IGC Designee to be appointed to the compensation committee and the nominating committee of the board of directors. The term in office of Class I directors runs through 2004. For so long as the funds managed or advised by Investor Growth hold at least 5,500,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the PIPES Agreement, ISTA has agreed to use its best efforts to cause (i) the IGC Designee to be nominated and elected to the board of directors of ISTA in any election of directors, and (ii) if the IGC Designee who has been so elected to the board of directors of ISTA shall cease for any reason to be a member of the board of directors of ISTA during such person's term as a director, then ISTA has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by Investor Growth Capital. For so long as an IGC Designee remains a member of the board of directors, ISTA has agreed to use its best efforts to appoint such IGC Designee to be a member of the compensation committee, the nominating committee and any committee of the board of directors that exercises substantial control over ISTA or its operations.

        In anticipation of the closing of the PIPES Agreement, four board members, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish, have tendered resignations to ISTA's board of directors, effective as of the closing of the PIPES agreement.

        Pursuant to the PIPES Agreement, ISTA has agreed to seek stockholder approval to amend its charter, on or before the closing of the PIPES Agreement, to:

        (1)  effect a reverse stock split of ISTA common stock whereby ISTA shall issue one new share of common stock in exchange for not less than 7 shares nor more than 10 shares of its outstanding common stock, or such other number of shares of its outstanding common stock as is mutually agreed upon by ISTA and certain investors under the PIPES Agreement; and

        (2)  allow any action required or allowed to be taken by the stockholders of ISTA at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding ISTA stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

        Pursuant to the PIPES Agreement, ISTA has agreed to amend its bylaws on or before the closing of the PIPES Agreement to provide the following:

        (1)  The board of directors will have nine (9) members.

        (2)  The board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors.

        (3)  The board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under ISTA's option pool, and setting employee compensation guidelines.

        (5)  After the closing of the PIPES Agreement, ISTA will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of ISTA or any Subsidiary of ISTA.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of one million dollars ($1,000,000).

          (c)  grant a security interest in assets of ISTA or any Subsidiary of ISTA which individually or in the aggregate have a value in excess of five hundred thousand dollars ($500,000).

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company Intellectual Property or any Company Intellectual Property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material Intellectual Property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

          (vii) hire or terminate any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Note and Warrant Agreement and the PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement, the Form of Warrant issued under the Note and Warrant Purchase Agreement, the PIPES Agreement and the Form of Warrant to be issued under the PIPES Agreement included as Exhibits A, B, C, D and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

        (a)  (i) Investor Growth may be deemed the beneficial owner of 1,611,841 shares (approximately 8.71% of the total number of shares outstanding) held for its account.

        (ii)  Investor AB may be deemed the beneficial owner of 2,302,630 shares (approximately 12.00% of the total number of shares outstanding). This number consists of a) 1,611,841 shares held for the account of Investor Growth and b) 690,789 shares held for the account of the Fund.

        (b)  (i) Investor Growth may be deemed to have shared power to direct the voting and disposition of 1,611,841 shares (approximately 8.71% of the total number of shares outstanding) held for its account.

        (iii)  Investor AB may be deemed to have shared power to direct the voting and disposition of 2,302,630 shares (approximately 12.00% of the total number of shares outstanding). This number consists of a) 1,611,841 shares held for the account of Investor Growth and b) 690,789 shares held for the account of the Fund.

        (c)  See Item 4.

        (d)  (i) The shareholders of Investor Growth, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of Investor Growth in accordance with their ownership interest in Investor Growth and the Fund.

        (ii)  The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of the Fund in accordance with their ownership interests in the Fund.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        Investor Growth, the Fund and certain of the investors have entered into voting agreements whereby certain investors have agreed to vote their shares in favor of the Note and Warrant Agreement and the PIPES Agreement, among other things. The voting agreements terminate upon the earlier of the termination and closing of the PIPES Agreement. These agreements may be deemed to result in the formation of a "group" within the SEC Rule 13d-5(b)(1). Notwithstanding the voting agreements, Investor Growth and the Fund disclaim any beneficial ownership of any of securities of any party not named as a reporting person in this Schedule 13D.

        From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

        A.    Joint Filing Agreement by and between Investor AB and Investor Growth Capital Limited.

        B.    Power of Attorney dated December 13, 2000 granted by Investor AB in favor of Borje Ekholm, Henry Gooss and Michael Oporto.

        C.    Power of Attorney dated February 20, 2001 granted by Investor Growth Capital Limited in favor of Borje Ekholm, Henry Gooss and Michael Oporto.

        D.    Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        E.    Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        F.    Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        G.    Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        H.    Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002
INVESTOR GROWTH CAPITAL LIMITED
/s/ MICHAEL OPORTO Michael Oporto Attorney-in-Fact
/s/ BORJE EKHOLM Borje Ekholm Attorney-in-Fact
INVESTOR AB
/s/ MICHAEL OPORTO Michael Oporto Attorney-in-Fact
/s/ BORJE EKHOLM Borje Ekholm Attorney-in-Fact

ANNEX A

DIRECTORS AND OFFICERS OF INVESTOR GROWTH CAPITAL LIMITED

Name/Title/Citizenship	Principal Occupation
David C. Jeffreys A-Director (British)	Managing Director of Abacus Financial Services (Guernsey) Limited
Neil J. Crocker A-Director (British)	Managing Director of Abacus Financial Services (Guernsey) Limited
Wayne Tallowin A-Director (British)	Managing Director of Abacus Financial Services (Guernsey) Limited
Marc Hollander B-Director(Dutch)	Managing Director of Investor Growth Capital Holding B.V. The Netherlands
Anders Berg B-Director (Swedish)	Vice President of Investor AB
Robert de Heus B-Director (Dutch)	Investment Controller of Investor Growth Capital Holding B.V. The Netherlands

To the best of the Reporting Persons' knowledge:

(a)
None of the above persons hold any Shares.

(b)
None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

ANNEX B

DIRECTORS AND OFFICERS OF INVESTOR AB

Name/Title/Citizenship	Principal Occupation
Claes Dahlback Director(Swedish)	Chairman Chairman of EQT, Gambro AB, IBX, imGO, Stora Enso Oyj and Vin & Spirit AB; Vice Chairman of SEB; Director of Findus
Jacob Wallenberg Director
Executive Vice Chairman
Chairman of SEB; Vice Chairman of Atlas Copco AB, Electrolux AB, SAS and the Knut and Alice Wallenberg Foundation; Director of ABB Ltd;WM-data, the Confederation of Swedish Enterprise, and the Nobel Foundation.
Marcus Wallenberg Director
President and Chief Executive Officer
Vice Chairman of Telefonaktiebolaget LM Ericsson and Saab AB; (Swedish) Director of AstraZeneca PLC, the Knut and Alice Wallenberg Foundation, SAS, Assembly of Representatives, Stora Enso Oyj and Scania AB
Hakan Mogren Director
Executive Deputy Chairman of AstraZeneca PLC and Gambro AB; Chairman of Reckitt Benckiser PLC and The Research Institute of Industrial and Economic Union (IUI), (Swedish) the Swedish-American Foundation, the Swedish-Japanese Foundation, and the Swedish-British Chamber of Commerce, Director of the Marianne and Marcus Wallenberg Foundation and member of the Royal Swedish Academy of Engineering Sciences (IVA)
Koichi Nishimura Director (American)	Chairman and Chief Executive Officer of Solectron Corporation.
Anders Scharp Director (Swedish)	Chairman of AB Ph. Nederman & Co., Atlas Copco, Saab AB, SKF, member of Engineering Sciences.
Peter D. Sutherland Director (Irish)	Chairman and Managing Director of Goldman Sachs International and BP p.l.c.; Director of The Royal Bank of Scotland Group p.l.c. and Telefonaktiebolaget LM Ericsson
Bjorn Svedberg Director, (Swedish)
Director of Saab AB, the Knut and Alice Wallenberg Foundation, Gambro, the Financial Supervisory Authority and the Morgan Stanley Dean Witter European Advisory Board; Chairman of Eniro, Hi3G Access, K-World, Nefab, RKI (Denmark), Salcomp (Finland) Chalmers University of Technology and the Royal Academy of Engineering Sciences (IVA);
Sune Carlsson Director (Swedish)	President and CEO of AB SKF, director of Atlas Copco AB.
Peter Wallenberg Director (Swedish)	Honorary Chairman, Chairman of the Knut and Alice Wallenberg Foundation; Honorary Chairman of Atlas Copco

Borje Ekholm Executive Vice President (Swedish)	Executive Vice President New Investments, New York
Lars Wedenborn Chief Financial Officer & Executive Vice President (Swedish)	Chief Financial Officer and Executive Vice President

        To the best of the Reporting Persons' knowledge:

  (a)
  None of the above persons hold any Shares.

  (b)
  None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

EXHIBIT INDEX

A.
Joint Filing Agreement by and between Investor AB and Investor Growth Capital Limited.

B.
Power of Attorney dated December 13, 2000 granted by Investor AB in favor of Borje Ekholm, Henry Gooss and Michael Oporto.

C.
Power of Attorney dated February 20, 2001 granted by Investor Growth Capital Limited in favor of Borje Ekholm, Henry Gooss and Michael Oporto.

D.
Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

E.
Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

F.
Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

G.
Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

H.
Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
ANNEX A
ANNEX B
EXHIBIT INDEX